                                                                                                                        July 2, 2019

Ms. Christina Fettig

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Wells Fargo Funds Trust, File Nos. 333-231848 and 811-09253 (the “Registrant”)

Dear Ms. Fettig and Mr. Foor:

On behalf of the Registrant, I am responding to your comments delivered via telephone and email on June 24, 2019, June 25, 2019 and July 1, 2019 to the registration statement initially filed May 31, 2019 on Form N-14, accession no. 0001081400-19-000344 and later amended on June 28, 2019, accession no. 0001081400-19-000475 (the “Registration Statement”).  The Registration Statement relates to the acquisition of the assets (merger) of the Wells Fargo Small Cap Value Fund (the “Target Fund”) by the Wells Fargo Small Company Value Fund (the “Acquiring Fund”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”).

Disclosure Comments:

General

Comment 1:   You asked that we provide the staff with an explanation of why a shareholder vote for the merger of the Target Fund into the Acquiring Fund was not required.

Response 1:    The merger of the Target Fund into the Acquiring Fund meets the conditions outlined in Rule 17a-8 of the Investment Company Act of 1940, as amended, thereby not requiring a shareholder vote in order to complete the merger transaction.  As a result, we prepared a Prospectus/Information Statement on Form N-14 in order to provide to shareholders of the Target Fund the information that would otherwise have been provided in the case of a merger requiring a shareholder vote.

Merger Summary

Comment 2:   In the section entitled “Investment Objective and Strategy Comparison”, you asked that we include disclosure that clearly states the contrast between the Target Fund’s principal investment strategy relating to possible investment in foreign securities with the Acquiring Fund’s principal investment strategy, which does not include foreign securities.

Response 2:    The requested change has been made

Comment 3:   In the section entitled “Investment Objective and Strategy Comparison”, you asked that we include disclosure that notes the differences between the Acquiring Fund’s definition of small capitalization securities using the market capitalization of the Russell 2000 Index and the Target Fund’s use of the Russell 2500 Index.

Response 3:    The requested change has been made.

Merger Information

Comment 4:   In the section entitled “Board Considerations – Compatible Objectives And Investment Strategies”, you asked that we confirm whether the Board consider the difference in the index used to define small capitalization securities between the Target and Acquiring Funds.

Response 4:    We confirm that the Board considered the difference in the index used in the investment strategies of each Fund to define small capitalization securities.

Comment 5:   In the section entitled “Board Considerations – Gross And Net Operating Expense Ratios Of The Funds”, you asked that we confirm whether the statement regarding the gross expenses of the Acquiring Fund pro forma being lower for the six-month period ended March 31, 2019 was accurate.

Response 5:    We can confirm that the above-referenced statement is accurate.

Accounting Comments:

General

Comment 1:   You requested that we include disclosure noting that the gross expenses for the Acquiring Fund are higher than for the Target Fund.

Response 1:    The requested disclosure has been added.

Merger Summary

Comment 2:   You asked us to confirm whether the differences in investment strategy noted in the section entitled “Investment Objective and Strategy Comparison” necessitated any repositioning of the Target Fund’s portfolio.

Response 2:    We can confirm that the investment strategy differences do not require any further repositioning of the Target Fund’s portfolio.  As the Target Fund recently underwent a change in its investment/stock selection process and portfolio management team, which was effected independent of the merger for reasons unrelated to the merger, we added disclosure regarding the portfolio transition that occurred because of these changes.

Comment 3:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we amend the disclosure regarding the “Annual Fund Operating Expenses” table to clarify the period end dates for the expenses provided in the table.

Response 3:    The requested change has been made.

Comment 4:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we confirm that the Annual Fund Operating Expenses table reflects the current fees in accordance with Item 3 of Form N-14 for both the Acquiring Fund and the Target Fund.

Response 4:    As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses table reflect the current fees for both the Acquiring Fund and the Target Fund.  In light of the availability of the March 31, 2019 audited financial statements for the Target Fund, we have added disclosure noting the availability of this report and the fact that the presentation of expenses provided in that report are not materially different than those presented in the Annual Fund Operating Expenses table.

Comment 5:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we include additional footnotes to the “Annual Fund Operating Expenses” table describing the expense waivers currently in effect for both the Acquiring Fund and the Target Fund pre-merger.

Response 5:    The requested change has been made.

Comment 6:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we confirm that the contractual expense waiver for the Acquiring Fund pre-merger is in effect for at least one year

Response 6:    We confirm that the Acquiring Fund’s contractual expense waiver is in effect for at least one year.

Comment 7:   In the section entitled “Tax Information”, you asked that we confirm that the disclosure describing any required repositioning of the Target Fund’s portfolio is sufficiently descriptive of the expected transactions.

Response 7:   We confirm that the description regarding any repositioning expected in connection with the merger is sufficiently descriptive of the expected transaction.  As the Target Fund recently underwent a change in its investment/stock selection process and portfolio management team, which was effected independent of the merger for reasons unrelated to the merger, we added disclosure regarding the portfolio transition that occurred because of these changes.  In addition, the related disclosure included in the section entitled “Board Considerations – Overall Basis For Approval” and Board Considerations – Portfolio Management” have been modified to align with the disclosure included in the “Tax Information” section.

Management of the Funds

Comment 8:   In the section entitled “Management and Sub-Advisory Fees”, you asked that we include the management and sub-advisory fee rates for the Target Fund alongside the fees already included for the Acquiring Fund.

Response 8:    The requested change has been made.

Merger Information

Comment 9:   In the section entitled “Board Considerations – Portfolio Management”, you asked that we confirm whether the description of the pro forma effective management fee rate included in the second paragraph of this sub-section reflects the imposition of fee waivers.

Response 9:    The statement regarding the pro forma effective management fee is based upon a consideration of the contractual rates without regard to any fee waivers.

Statement of Additional Information

Comment 10:In the section entitled “Incorporation of Documents by Reference in Statement of Additional Information”, you requested that we amended the disclosure in numbered paragraph 1 to note that the Statement of Additional Information for the Acquiring Fund referred to “as supplemented to date” (change reflected herein in bold).

Response 10:  The requested change has been made.

Comment 11:In the section entitled “Incorporation of Documents by Reference in Statement of Additional Information”, you requested that we amended the disclosure in numbered paragraph 3 to note that the financial statements included for the Target Fund are as of the fiscal year ended March 31, 2019.

Response 11:  The requested change has been made.

Comment 12:In the section entitled “Narrative Description of the Pro Forma Effects of the Reorganization For Wells Fargo Small Cap Value Fund into Wells Fargo Small Company Value Fund”, you requested that if repositioning of the Target Fund in preparation for the merger was planned, then include disclosure in the narrative pro forma.

Response 12:  As described earlier in the Prospectus/Information Statement, repositioning in connection with the merger is not expected. As the Target Fund recently underwent a change in its investment/stock selection process and portfolio management team, which was effected independent of the merger for reasons unrelated to the merger, we added disclosure regarding the portfolio transition that occurred because of these changes.

**********************

The Registrant filed an amended Registration Statement including a definitive Prospectus/Information Statement on June 28, 2019. Such filing incorporated your comments, where applicable, as outlined in this letter, and made other non-material changes.  As outlined in the cover letter contained in the filing, we respectfully request effectiveness of the Registration Statement for July 2, 2019.

Please feel free to call me at (617) 377-7059 if you have any questions or comments in this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC